MAIL STOP 3561

August 8, 2006

Mr. Jay Rifkin
Chief Executive Officer
Digicorp
4143 Glencoe Avenue
Marina Del Rey, CA   90292

> **Re: Digicorp**
> **Form 10-KSB**
> **Filed April 6, 2006**
> **File No. 0-33067**

Dear Mr. Rifkin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2005

Item 8A. Controls and Procedures, page 34

1.   We note your statement that a "control system, no matter how well
        conceived and operated, can provide only reasonable, not absolute,
        assurance that the objectives of the internal control system are met."
        Please revise to state clearly, if true, that your disclosure controls and
        procedures are <u>designed</u> to provide reasonable assurance of achieving
        their objectives and that your principal executive officer and principal
        financial officer concluded that your disclosure controls and procedures
        are effective at that reasonable assurance level. In the alternative, remove
        the reference to the level of assurance of your disclosure controls and
        procedures. Please refer to Section II.F.4 of Management's Reports on
        Internal Control Over Financial Reporting and Certification of Disclosure
        in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on
        our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Consolidated Statements of Cash Flows, page 23

2.   We note that you have included the proceeds from note financing as a
        financing activity in the amount of $507,321. Disclosure in Management's
        Discussion and Analysis indicates that you exchanged a $556,307 account
        payable for a note in the same amount and also substituted yourself as the
        debtor on the note. Unless this activity actually involved the receipt of
        cash, it should be deleted from the body of the statement and presented
        separately as a noncash financing activity as contemplated by paragraph
        32 of SFAS 95. Please revise as necessary or advise.

Note 6 – Intangible Assets, page 27

3.   You disclose that the iCodemedia Assets are presently under development,
        have an indefinite life and are apparently unimpaired. Please tell us when
        you expect these assets to be fully developed, the specific nature of
        additional work required for these assets to be considered fully developed,
        whether they are currently generating revenue, and if not, why you believe
        that these assets are not impaired. In addition, using the criteria set forth
        in paragraph 11 of SFAS 142, please justify the indefinite useful lives of
        these assets. Provide a similar analysis of the Perreoradio assets as well.

Note 12 – Stock Option Plan, page 31
Note 13 – Warrants, page 32

4.   The amount of compensation to be recognized with respect to the issuance of stock options and warrants is not measured based on the difference between the exercise price of the option or warrant and the fair market value of the underlying stock. In the absence of an observable market price of an option or warrant, fair value shall be estimated using a valuation technique, such as an option or warrant pricing model. Revise to disclose how you determined the fair value of the options/warrants granted and disclose the assumptions used in the option/warrant pricing model (e.g., volatility, dividends, term, risk-free rate, etc.). Please refer to paragraphs 64 and A240-241 of SFAS 123(R).

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or the undersigned at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies